UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39173

I-MAB

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – I-Mab Announces Strategic Plan and Signs Definitive Agreements to Divest its Assets and Business Operations in China

99.2†	English translation of Equity Transfer Agreement of I-Mab Biopharma Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Bio-tech (Tianjin) Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and I-Mab Biopharma Co., Ltd.

99.3	English translation of Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto

99.4	English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Investment Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto

99.5	English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Shareholders’ Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto

†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Raj Kannan
Name	:	Raj Kannan
Title	:	Director and Chief Executive Officer

Date: February 7, 2024